Exhibit 21
LIST OF SUBSIDIARIES OF INPLAY TECHNOLOGIES, INC.
AS OF MARCH 14, 2006

Name of Subsidiary	State of Incorporation or Organization
Aztec Industries, Inc.	Arizona
Total Switch, Inc.	Arizona
FinePoint Innovations, Inc.	Delaware